82-3470

RECEIVED
2005 JUL 15 A 8:-3
FICE OF INTE...
CORPORATE FI...

[redacted]

05009736

SUPPL

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

11th July, 2005

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Compliance with Corporate Governance requirements
under Clause 49 of the Listing Agreement

As required under the Listing Agreement, we enclose a Compliance Report in the prescribed format for the quarter ended 30th June, 2005.

Further, the above information is also being posted on SEBI's EDIFAR system.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

PROCESSED
JUL 15 2005
THOMSON
FINANCIAL

Encl. as above

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Corporate Governance - for the Quarter ended 30th June, 2005

Particulars (1)	Clause of Listing Agreement (2)	Compliance status (Yes/No/ Remarks) (3)
Board of Directors	49 I A.	Yes
	49 I B.	Yes; transactions, if any, are reported in the respective years' Annual Report.
Audit Committee	49 II	Yes
Remuneration of Directors	49 III A.	Yes
	49 III B.	Yes; such details are disclosed in the respective years' Corporate Governance Report.
Board Procedures	49 IV A.	Yes
	49 IV B.	Yes
Management	49 V A.	Yes; Management Discussion & Analysis forms part of the respective years' Directors' Report.
	49 V B.	Yes. No such transaction has been reported so far; such transactions, if any, are disclosed to the Board.
Shareholders	49 VI A.	Yes; brief resume of the Directors appointed / re-appointed are provided in the respective years' Annual Report.
Shareholders/Investors Grievance Committee	49 VI B.	Yes
	49 VI C.	Yes
	49 VI D.	Yes
Report on Corporate Governance	49 VII	Yes

ITC Limited
Nehru Road, KOLKATA-71